FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.









TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

BG Group plc

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: (    )

An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (  X  )

Other (please specify) : (    )

..................


3. Full name of person(s) subject to the notification obligation (iii):

FMR Corp

4. Full name of shareholder(s) (if different from 3.) (iv):

Shares Held     Nominee                                    Management Company

 4,017,733      STATE STREET BANK AND TR CO                FMTC
 1,460,800      STATE STREET BANK AND TR CO                FMRCO
    53,850      STATE STREET BANK AND TR CO                FMR
   772,864      STATE STREET BANK AND TR CO                FICL
    85,358      ROYAL TRUST - TORONTO                      FMTC
    53,000      NORTHERN TRUST LONDON                      FMRCO
 3,103,399      NORTHERN TRUST CO                          FMTC
       825      N/A                                        N/A
    70,361      MELLON BANK NA                             FMR
   497,012      MELLON BANK N.A                            FMTC
   198,700      MELLON BANK N.A                            FMRCO
   517,800      JPMORGAN CHASE BANK                        FPM
 1,321,027      JPMORGAN CHASE BANK                        FMTC
10,032,420      JP MORGAN CHASE BANK                       FMRCO
    10,600      BROWN BROTHERS HARRIMAN AND CO             FMTC
10,193,961      BROWN BROTHERS HARRIMAN AND CO             FMRCO
    57,840      BANK OF NEW YORK                           FMRCO
   938,270      BANK OF NEW YORK                           FMTC

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

Revised due to DTR rules.


6. Date on which issuer notified:

1 March 2007.



7. Threshold(s) that is/are crossed or reached:

..................



8. Notified details:

..................



A: Voting rights attached to shares


Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)


ISIN GB0008762899                 33,385,820                         33,385,820


Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

                                                                   33,385,820                       0.98%


B: Financial Instruments


Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.



Total (A+B)
Number of voting rights        % of voting rights

33,385,820                     0.98%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):


Shares Held     Nominee                                    Management Company

 4,017,733      STATE STREET BANK AND TR CO                FMTC
 1,460,800      STATE STREET BANK AND TR CO                FMRCO
    53,850      STATE STREET BANK AND TR CO                FMR
   772,864      STATE STREET BANK AND TR CO                FICL
    85,358      ROYAL TRUST - TORONTO                      FMTC
    53,000      NORTHERN TRUST LONDON                      FMRCO
 3,103,399      NORTHERN TRUST CO                          FMTC
       825      N/A                                        N/A
    70,361      MELLON BANK NA                             FMR
   497,012      MELLON BANK N.A                            FMTC
   198,700      MELLON BANK N.A                            FMRCO
   517,800      JPMORGAN CHASE BANK                        FPM
 1,321,027      JPMORGAN CHASE BANK                        FMTC
10,032,420      JP MORGAN CHASE BANK                       FMRCO
    10,600      BROWN BROTHERS HARRIMAN AND CO             FMTC
10,193,961      BROWN BROTHERS HARRIMAN AND CO             FMRCO
    57,840      BANK OF NEW YORK                           FMRCO
   938,270      BANK OF NEW YORK                           FMTC



Proxy Voting:



10. Name of the proxy holder:

FMR Corp



11. Number of voting rights proxy holder will cease to hold:

N/A



12. Date on which proxy holder will cease to hold voting rights:

N/A



13. Additional information:

Prior to the implementation of the EU Transparency Directive, the interests in shares of FR Corp (FMR) and Fidelity International Limited (FIL) were aggregated together for the purposes of shareholder reporting. According to the new DTR rules the indirect holdings of FMR and FIL are now being reported separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 27 February 2007.



14. Contact name:

Laura Cotterell



15. Contact telephone number:

01737 837148

                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 March 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary